EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Nine Months Ended September 30,
	2013	2012
	(Millions)
Net income attributable to Tenneco Inc.	$129	$242
Add:
Interest expense	60	84
Portion of rental representative of the interest factor	14	13
Income tax expense	89	(3)
Noncontrolling interests	28	21
Amortization of interest capitalized	3	3
Undistributed (earnings) losses of affiliated companies in which less
than a 50% voting interest is owned	—	1
Earnings as defined	$323	$361
Interest expense	60	84
Interest capitalized	3	3
Portion of rentals representative of the interest factor	14	13
Fixed charges as defined	$77	$100
Ratio of earnings to fixed charges	4.19	3.61